07005746

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-45568

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The GOLDSHER INVESTMENT COMPANY, INC.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1910 FIRST STREET
(No. and Street)

HIGHLAND PARK	ILLINOIS	60035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Goldsher 847-926-8375
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

WEISS & COMPANY LLP

2700 PATRIOT BLVD., SUITE 400	GLENVIEW	ILLINOIS	60026
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, SCOTT GOLDSHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLDSHER INVESTMENT COMPANY, as of DECEMBER 31, XXX 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
ROCHELLE G COHEN
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 08/20/07

Signature

President

Title

Rochelle G Cohen

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDSHER INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

WEISS & COMPANY LLP
Certified Public Accountants

GLENVIEW • ILLINOIS

GOLDSHER INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TABLE OF CONTENTS

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR

WEISS & COMPANY LLP
Certified Public Accountants & Consultants

2700 Patriot Boulevard • Suite 400 • Glenview, Illinois 60026
Telephone (847) 441-8800 • Fax (847) 441-6270
www.weisscpa.com

REPORT OF INDEPENDENT AUDITORS

The Stockholders
Goldsher Investment Company, Inc.

We have audited the accompanying statement of financial condition of Goldsher Investment Company, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldsher Investment Company, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss + Company LLP

WEISS & COMPANY LLP

Glenview, Illinois
February 23, 2007

GOLDSHER INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 2,484
Due from broker	35,617
Securities owned, at market value:	
Trading	4,270,587
CHX Holdings	38,000
Other assets	54,706
Total assets	$ 4,401,394

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold but not yet purchased, at market value	$ 2,205,554
Accrued expenses	267
Total liabilities	2,205,821
Stockholders' equity:	
Common stock - no par value; 1,000 shares authorized, 750 shares issued and outstanding	1,000
Paid-in capital	1,819,296
Retained earnings	375,277
Total stockholders' equity	2,195,573
Total liabilities and stockholders' equity	$ 4,401,394

The accompanying notes are an integral part of these financial statements.

GOLDSHER INVESTMENT COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue:	
Investment gains	$ 272,933
Interest and dividend income	48,875
Total revenue	321,808
Expenses:	
Employee compensation	63,158
Consulting expense	9,653
Interest expense	70,829
Brokerage fees	44,489
Computer expense	25,764
Other operating expenses	58,498
Total expenses	272,391
Net income	$ 49,417

The accompanying notes are an integral part of these financial statements.

GOLDSHER INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2005	$ 1,000	$ 1,849,296	$ 325,860	$ 2,176,156
Net income for the year	-	-	49,417	49,417
Return of paid in capital	-	(30,000)	-	(30,000)
Balance, December 31, 2006	$ 1,000	$ 1,819,296	$ 375,277	$ 2,195,573

The accompanying notes are an integral part of these financial statements.

GOLDSHER INVESTMENT COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income	$	49,417
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in other assets		(2,775)
Decrease in securities owned		4,540,012
Increase in due from broker		(35,617)
Decrease in due to broker		(4,340,528)
Decrease in securities sold but not yet purchased		(181,150)
Decrease in accrued expenses		(1,066)
Net cash provided by operating activities		28,293
Cash flows from financing activities:		
Return of paid in capital		(30,000)
Net decrease in cash		(1,707)
Cash - beginning of year		4,191
Cash - end of year	$	2,484

Supplemental disclosure of cash flow information:		
Income taxes refunded	$	(1,121)
Interest paid	$	70,829

The accompanying notes are an integral part of these financial statements.

GOLDSHER INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Goldsher Investment Company, Inc. (an Illinois "S" corporation) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange. The Company trades securities for its own account.

Marketable Securities – Investment in CHX Holdings

This security has been classified as available for sale and is stated at fair value, (which approximates cost). Unrealized holding gains and losses are included as a component of shareholder's equity until realized. Changes in unrealized holding gain and losses are included in comprehensive income. Realized gains and losses are included in other income or expense. The cost of securities sold is based on the specific identification method.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be treated as an S Corporation for federal income tax reporting purposes. In lieu of corporation federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for state replacement income tax.

GOLDSHER INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Financial Instruments

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 2 – Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,166,700 and required net capital of $100,000. The Company's net cap ital ratio was .0002 to 1.

Note 3 – Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading securities at quoted market values as follows:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 3,612,302	$ 1,668,229
Corporate bonds, debentures and notes	29,000	-
Options	629,285	537,325
	$ 4,270,587	$ 2,205,554

Note 4 – Employees' Profit Sharing Plan

The Company sponsors a profit sharing plan for the benefit of all eligible employees. The contributions to the plan are made at the discretion of the Board of Directors. The Company did not make a contribution for 2006.

Note 5 - Other Assets

The Company has a Joint Back Office (JBO) Clearing Agreement with Sage Clearing. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T.

Note 6 - Commitments

The Company leases office space under an operating lease expiring in February, 2008. The lease provides for a base rent of $21,000 per year payable in equal monthly installments. In addition to the base rent, the Company is liable for real estate taxes.

Rent expense, including real estate taxes, for the year ended December 31, 2006 was $20,154.

Future minimum commitments under this lease are as follows:

Years Ending December 31,		
2007	$	21,000
2008		4,000
	$	25,000

ADDITIONAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Goldsher Investment Company Inc. as of: December 31, 2006

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$ 2,195,572	3480
2. Deduct ownership equity not allowable for net capital				0	3490
3. Total ownership equity qualified for Net capital				2,195,572	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital				0	3520
B. Other (deductions) or allowable credits (List)				0	3525
5. Total capital and allowable subordinated liabilities				2,195,572	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 92,706	3540			
B. Secured demand note deficiency	0	3590			
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600			
D. Other deductions and/or charges	0	3610		(92,705)	3520
7. Other additions and/or allowable credits (List)				0	3630
8. Net Capital before haircuts on securities positions				2,102,866	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$ 0	3660			
B. Subordinated securities borrowings	0	3670			
C. Trading and investment securities:					
1. Exempted securities	0	3735			
2. Debt securities	0	3733			
3. Options	0	3730			
4. Other securities	873,530	3734			
D. Undue concentration	62,636	3650			
E. Other (list)	0	3736		(936,166)	3740
10. Net Capital				$ 1,166,700	3750

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR

WEISS & COMPANY LLP
Certified Public Accountants & Consultants

2700 Patriot Boulevard • Suite 400 • Glenview, Illinois 60026
Telephone (847) 441-8800 • Fax (847) 441-6270
www.weisscpa.com

Independent Auditors' Supplementary Report on Internal Control

The Stockholders
Goldsher Investment Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Goldsher Investment Company, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

WEISS & COMPANY LLP

Glenview, Illinois
February 23, 2007

END